SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            AMENDMENT NO. 2
                                 TO
                            SCHEDULE 14D-9

                  Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4) of the
                     Securities Exchange Act of 1934

                        FIRST INTERSTATE BANCORP
                       (Name of Subject Company)

                       FIRST INTERSTATE BANCORP
                    (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (Title of Class of Securities)

                                  320548100
                    (CUSIP Number of Class of Securities)

                          WILLIAM J. BOGAARD, ESQ.
                EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         FIRST INTERSTATE BANCORP
                           633 WEST FIFTH STREET
                           LOS ANGELES, CA 90071
                             (213) 614-3001
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
             ON BEHALF OF THE PERSON FILING STATEMENT)

                               COPY TO:

                          FRED B. WHITE III, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022
                             (212) 735-3000


               First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendment No. 1 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

               The information set forth in the "Litigation" subsection of Item (8) of the Schedule 14D-9 is hereby amended and supplemented by the following information:

                    On November 22, 1995, the Los Angeles Superior Court granted the defendants' Motion to Stay filed in Mesko v. Bryson, et al., (Case No. BC137379). The Court stayed the action pending the final resolution of the consolidated class action proceeding in the Delaware Chancery Court entitled In re First Interstate Bancorp Shareholder Litig., Del. Ch., Consol. C.A. No. 14623 (the
          "Delaware Consolidated Action").   The plaintiff in Mesko
          may move to amend or dissolve this stay if any of the three following events occurs: (1) the Delaware Consolidated Action does not proceed on behalf of a class consisting of all public shareholders of First Interstate (the "Class"); (2) the Class is not certified in the Delaware Consolidated Action; or (3) if counsel for the plaintiff in Mesko files an action in the Delaware Chancery Court similar to the action filed in California and that action is consolidated with the Delaware Consolidated Action, such counsel is not then given the opportunity to be actively included in the Delaware Consolidated Action. Counsel for the plaintiff in Mesko agreed on the record that the stay also should apply to the following cases in which such counsel represents the plaintiffs: Eaves v. Bryson, et al., (Case No. BC137380); Grill v. Bryson, et al., (Case No. BC137508); Mondschein
          v. Bryson, et al., (Case No. BC137509); Kaplan v. Bryson, et al., (Case No. BC138639); Kaplan v. Bryson, et al., (Case No. BC138409); Thornhill v. Bryson, et al., (Case No. BC139252). The parties are currently drafting an attorney order for the Court's approval.

                    Two actions have been filed in the United
          States District Court for the Central District of California. The two actions are entitled: Kaplin v. Bryson, et al. (Civ. No. 95-7954 RG) and Bradley v. Siart, et al. (Civ. No. 95-8047 AAH). The Kaplin action names the Board of Directors of First Interstate, a former First Interstate director, First Bank System, Inc. ("FBS") and FBS' Chairman and Chief Executive Officer as defendants. The action alleges breach of fiduciary duty, abuse of control and unjust enrichment. The plaintiff further alleges that FBS and its Chairman and Chief Executive Officer aided and abetted the other defendants in breaching their fiduciary duties. The plaintiff seeks declaratory relief as well as preliminary and permanent injunctive relief enjoining defendants from
          (1) enforcing defensive measures designed to prevent an auction, bidding or tender offer for First Interstate; and (2) proceeding with the Merger with FBS until the value of that transaction can be shown to compare favorably with the takeover premium available following an auction. In addition, plaintiff seeks monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees.

                    The Bradley action names the Board of Directors of First Interstate, FBS and Donaldson, Lufkin & Jenrette ("DLJ") as defendants. This complaint alleges that First Interstate's directors breached their fiduciary duty by entering into the Merger Agreement with FBS and allegedly preventing third parties, including Wells Fargo & Company ("Wells"), from acquiring all of First Interstate's common stock at a price in excess of the current market price. Plaintiff further alleges that FBS and DLJ aided and abetted the other defendants in breaching their fiduciary duties. In addition, this complaint alleges violations of sections 14(e) and 14(a) of the Securities Exchange Act of 1934, as amended, abuse of control, unfair business practices, unjust enrichment and constructive fraud. The plaintiff seeks injunctive relief as well as monetary damages of an unspecified amount, including punitive damages, together with prejudgment interest and attorneys' fees. The defendants intend to defend both actions vigorously.

                    On November 27, 1995, an additional purported class action was filed in the Los Angeles Superior Court against the Board of Directors of First Interstate and FBS. The action, entitled Bradley v. Siart, et al. (Case No. BC139665), alleges that First Interstate's directors breached their fiduciary duty by entering into the Merger Agreement with FBS and allegedly preventing third parties (including Wells) from acquiring all of First Interstate's common stock at a price in excess of the current market price. Plaintiff further alleges that FBS aided and abetted the other defendants in breaching their fiduciary duties. In addition, this complaint alleges abuse of control, unfair business practices, unjust enrichment and constructive fraud. Plaintiff seeks injunctive relief as well as monetary damages of an unspecified amount, including punitive damages, together with prejudgment interest and attorneys' fees. The defendants intend to defend this action vigorously.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed herewith:

          Exhibit 39: Derivative Complaint in Kaplin v. Bryson, et al. (U.S. District Court, Central
                         District of California).

          Exhibit 40:    Complaint in Bradley v. Siart, et al.
                         (California Superior Court).

          Exhibit 41:    Complaint in Bradley v. Siart, et al.
                         (U.S. District Court, Central District of
                         California).

          Exhibit 42:    Complaint in Thornhill v. Bryson, et al.
                         (California Superior Court).


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard
                                        ---------------------------
                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  November 29, 1995